Exhibit 99.1

PRESS RELEASE

Results of the votes of the Combined Shareholders’ Meeting

of May 19, 2022

Daix (France), Long Island City (New York, United States), May 20, 2022 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH) and other diseases with unmet medical need, today announced the results of the votes of its Combined Shareholders’ Meeting.

The Combined Shareholders' Meeting was held on Thursday May 19, 2022 at 2 p.m. at Hôtel Oceania Le Jura, 14 avenue Foch, 21000 Dijon (France), under the chairmanship of Mr. Frédéric Cren, Chairman and Chief Executive Officer and cofounder of Inventiva.

Mr. Frederic Cren proceeded to the usual formalities of the opening of the meeting, in particular to the constitution of the Bureau by appointing Mr. Pierre Broqua and Mr. Jean Volatier, as tellers, as well as Mr. Eric Duranson, as secretary of the Combined Shareholders' Meeting.

All the resolutions submitted to vote have been adopted by the shareholders, with the exception of the 30th resolution which would have empowered the Board of Directors to decide on share capital increases reserved for members of a company savings plan to be set up by the Company.

Pursuant to Article R. 22-10-14 IV. of the French Commercial Code, the Combined Shareholders’ Meeting approved, without modification, the compensation policy for corporate officers as presented in the 2021 Universal Registration Document (Part 3.5.1, pages 153 and seq.).

Information on the results of the votes is detailed below:

•	Total number of shares composing the share capital: 40 873 551

•	Total number of shares with voting rights: 40 802 918

	Ordinary part			Extraordinary part
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders present	1	50	50	1	50	50
Proxy to third parties	0	0	0	0	0	0
Proxy to the Chairman	119	122 188	153 298	119	122 188	153 298
Mail votes	87	27 741 130	39 165 996	87	27 741 130	39 165 996
TOTAL	207	27 863 368	39 319 344	207	27 863 368	39 319 344
Quorum		68,287%			68,287%

PRESS RELEASE

Resolutions	State of adoption	Number of represented shares	Proportion of represented share capital (%)	Total number of votes cast	For		Against		Abstention
					Number of votes	in % of votes cast	Number of votes	in % of votes cast	Number of votes	in % of the total voting rights
Resolution 1 - OGM	Adopted	27 863 368	68,169%	39 319 199	39 318 749	>99,99%	450	<0,01%	145	-
Resolution 2 - OGM	Adopted	27 863 368	68,169%	39 319 199	39 318 749	>99,99%	450	<0,01%	145	-
Resolution 3 - OGM	Adopted	27 863 368	68,169%	39 319 199	39 318 749	>99,99%	450	<0,01%	145	-
Resolution 4 - OGM	Adopted	27 863 368	68,169%	39 319 199	39 318 749	>99,99%	450	<0,01%	145	-
Resolution 5 - OGM	Adopted	27 863 368	68,169%	39 319 199	39 318 749	>99,99%	450	<0,01%	145	-
Resolution 6 - OGM	Adopted	27 863 368	68,169%	39 318 514	36 715 609	93,38%	2 602 905	6,62%	830	-
Resolution 7 - OGM	Adopted	27 863 368	68,169%	39 318 514	36 715 574	93,38%	2 602 940	6,62%	830	-
Resolution 8 - OGM	Adopted	27 863 368	68,169%	39 318 505	38 457 624	97,81%	860 881	2,19%	839	-
Resolution 9 - OGM	Adopted	27 863 368	68,169%	38 699 850	38 597 606	99,74%	102 244	0,26%	619 494	-
Resolution 10 - OGM	Adopted	27 863 368	68,169%	38 699 850	38 597 606	99,74%	102 244	0,26%	619 494	-
Resolution 11 - OGM	Adopted	27 863 368	68,169%	39 318 514	38 674 432	98,36%	644 082	1,64%	830	-
Resolution 12 - OGM	Adopted	27 863 368	68,169%	39 318 234	39 317 709	>99,99%	525	<0,01%	1 110	-
Resolution 13 - OGM	Adopted	27 863 368	68,169%	39 317 594	38 598 105	98,17%	719 489	1,83%	1 750	-
Resolution 14 - OGM	Adopted	27 863 368	68,169%	39 317 594	38 698 105	98,42%	619 489	1,58%	1 750	-
Resolution 15 - EGM	Adopted	27 863 368	68,169%	39 317 594	37 954 167	96,53%	1 363 427	3,47%	1 750	-

PRESS RELEASE

Resolutions	State of adoption	Number of represented shares	Proportion of represented share capital (%)	Total number of votes cast	For		Against		Abstention
					Number of votes	in % of votes cast	Number of votes	in % of votes cast	Number of votes	in % of the total voting rights
Resolution 16 - EGM	Adopted	27 863 368	68,169%	39 317 594	37 954 242	96,53%	1 363 352	3,47%	1 750	-
Resolution 17 - EGM	Adopted	27 863 368	68,169%	39 317 534	39 317 009	>99,99%	525	<0,01%	1 810	-
Resolution 18 - EGM	Adopted	27 863 368	68,169%	39 317 594	39 316 769	>99,99%	825	<0,01%	1 750	-
Resolution 19 - EGM	Adopted	27 863 368	68,169%	39 319 179	37 080 780	94,31%	2 238 399	5,69%	165	-
Resolution 20 - EGM	Adopted	27 863 368	68,169%	39 319 179	39 102 826	99,45%	216 353	0,55%	165	-
Resolution 21 - EGM	Adopted	27 863 368	68,169%	39 319 179	36 438 322	92,67%	2 880 857	7,33%	165	-
Resolution 22 - EGM	Adopted	27 863 368	68,169%	39 319 179	36 408 145	92,60%	2 911 034	7,40%	165	-
Resolution 23 - EGM	Adopted	27 863 368	68,169%	39 291 157	36 408 141	92,66%	2 883 016	7,34%	28 187	-
Resolution 24 - EGM	Adopted	27 863 368	68,169%	39 319 179	36 436 876	92,67%	2 882 303	7,33%	165	-
Resolution 25 - EGM	Adopted	27 863 368	68,169%	39 291 157	36 407 845	92,66%	2 883 312	7,34%	28 187	-
Resolution 26 - EGM	Adopted	27 863 368	68,169%	39 319 179	36 435 802	92,67%	2 883 377	7,33%	165	-
Resolution 27 - EGM	Adopted	27 863 368	68,169%	39 319 179	36 436 856	92,67%	2 882 323	7,33%	165	-
Resolution 28 - EGM	Adopted	27 863 368	68,169%	39 319 179	36 438 298	92,67%	2 880 881	7,33%	165	-
Resolution 29 - EGM	Adopted	27 863 368	68,169%	39 319 179	36 438 298	92,67%	2 880 881	7,33%	165	-
Resolution 30 - EGM	Rejected	27 863 368	68,169%	39 291 157	15 594 865	39,69%	23 696 292	60,31%	28 187	-
Resolution 31 - EGM	Adopted	27 863 368	68,169%	39 319 179	39 318 434	>99,99%	745	<0,01%	165	-
Resolution 32 - EGM	Adopted	27 863 368	68,169%	39 318 989	36 436 917	92,67%	2 882 072	7,33%	355	-

PRESS RELEASE

Resolutions	State of adoption	Number of represented shares	Proportion of represented share capital (%)	Total number of votes cast	For		Against		Abstention
					Number of votes	in % of votes cast	Number of votes	in % of votes cast	Number of votes	in % of the total voting rights
Resolution 33 - EGM	Adopted	27 863 368	68,169%	39 291 177	36 409 030	92,66%	2 882 147	7,34%	28 167	-
Resolution 34 - EGM	Adopted	27 863 368	68,169%	39 290 987	36 405 930	92,66%	2 885 057	7,34%	28 357	-
Resolution 35 - EGM	Adopted	27 863 368	68,169%	39 319 199	39 318 749	>99,99%	450	<0,01%	145	-
Resolution 36 - OGM	Adopted	27 863 368	68,169%	39 319 199	39 318 749	>99,99%	450	<0,01%	145	-

PRESS RELEASE

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

The Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases that resulted in the discovery of the drug candidate cedirogant (ABBV-157), an oral RORg inverse agonist which is being evaluated in a Phase IIb clinical trial, led by AbbVie, in adult patients with moderate to severe chronic plaque psoriasis. Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult mucopolysaccharidoses (MPS) VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva and the sufficiency of Inventiva’s cash resources and cash runway; and whether or to what extent Inventiva may use the share repurchase program and the objectives of any use of the share repurchase program or may undertake any transactions with respect to its securities as authorized by the resolutions approved at the Combined Shareholders' Meeting. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timeliness. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

PRESS RELEASE

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022 and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

Contacts

Inventiva	Brunswick Group	Westwicke, an ICR Company
Pascaline Clerc	Laurence Frost /	Patricia L. Bank
VP of Global External Affairs	Tristan Roquet Montegon /	Investor relations
media@inventivapharma.com	Aude Lepreux	patti.bank@westwicke.com
+1 240 620 9175	Media relations	+1 415 513 1284
inventiva@brunswickgroup.com
+33 1 53 96 83 83